Exhibit 99.1

28 July 2006

Mitchells & Butlers plc

Completion of acquisition of Whitbread pub restaurant sites

Mitchells & Butlers is pleased to confirm that the acquisition of pub restaurants sites from Whitbread plc, announced on 21 July 2006, has successfully been completed. Of the 239 pub restaurants sites acquired, there are 18 sites in Scotland or under development for which completion will occur over the coming months as licensing is transferred or construction is completed.

For further information please contact:

Investor Relations
Kate Holligon	07808 095 092

Media
Kathryn Holland	0121 498 4526